Exhibit 99.11

BRIDGEPORT VENTURES ANNOUNCES
NEW SECURITYHOLDER MEETING DATE

October 10, 2012– BRIDGEPORT VENTURES INC. (BPV:TSX) (“Bridgeport”) announces that it has rescheduled its annual and special meeting (the “Meeting”) of securityholders. The Meeting will now be held on November 22, 2012, to consider for approval, among other matters, a special resolution (the “Arrangement Resolution”) authorizing an arrangement (the “Arrangement”) whereby Bridgeport will acquire Premier Gold Mines Limited’s wholly-owned subsidiary, Premier Royalty Corporation. The Meeting was originally scheduled for October 12, 2012.

Further details of the Arrangement are disclosed in Bridgeport’s August 8, 2012 press release also available on SEDAR.

The Arrangement is subject to, among other things, approval of at least two thirds of the votes cast by Bridgeport securityholders at the Meeting, and other customary conditions, including court approvals and the receipt of all necessary regulatory and third party approvals, including the approval of the Toronto Stock Exchange. The Arrangement is expected to close as soon as possible after the Meeting.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Bridgeport Ventures Inc.

Bridgeport Ventures Inc. is a Canadian mineral exploration company with operations in the Americas. Its strong technical team with global experience has a solid record of discovery and a proven history of mining success. Additional information on Bridgeport can be found at www.bridgeportventures.net.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Shastri Ramnath, P.Geo., President and CEO
Bridgeport Ventures Inc.

Tel. (416) 603-4040
e-mail: info@bridgeportventures.net
Web Site: www.bridgeportventures.net

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain information that may constitute “forward-looking information” under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, completion of the Arrangement, consolidation of existing royalties with other royalty assets and other statements about strategic plans. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Bridgeport’s management’s discussion and analysis. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Bridgeport disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.